September 27, 2016

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Mail Stop 3720

Attention:	Celeste M. Murphy Courtney Lindsay

Re:	XY – the Findables Company
Offering Statement on Form 1-A
Filed June 17, 2016
File No. 024-10565

Ladies and Gentlemen:

We respectfully request that the above referenced Offering Statement on Form 1-A, as amended to date, for XY – the Findables Company, a Delaware corporation, be declared qualified by the Securities and Exchange Commission at 5:00 p.m., Eastern Time, September 29, 2016, or as soon thereafter as is practicable.

In making this request, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

September 27, 2016

Sincerely,

XY – THE FINDABLES COMPANY

/s/ Arie Trouw
Arie Trouw
Chief Executive Officer